UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2023

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

February 2, 2023
Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX REPORTS FOURTH QUARTER 2022 RESULTS
•Net income attributable to Methanex shareholders of $41 million and Adjusted EBITDA of $160 million in the fourth quarter. The average realized price in the fourth quarter was $373 per tonne compared to $377 per tonne in the third quarter of 2022.
•Full year 2022 net income attributable to Methanex shareholders of $354 million and Adjusted EBITDA of $932 million.
•Higher production in New Zealand, Chile and Egypt led to a 22% increase in production in the fourth quarter compared to the third quarter.
•Geismar 3 ("G3") project progressing on time and on budget. Production expected in the fourth quarter of 2023.
•Returned $43 million to shareholders through dividends and share repurchases and have a strong liquidity position with $858 million in cash. For the year ended December 31, 2022, returned $297 million to shareholders through dividends and share repurchases.
VANCOUVER, BRITISH COLUMBIA - For the fourth quarter of 2022, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $41 million ($0.59 net income per common share on a diluted basis) compared to net income of $69 million ($0.87 net income per common share on a diluted basis) in the third quarter of 2022. Net income was lower compared to the prior quarter primarily due to lower recognized proceeds from the redirection and sale of natural gas in Egypt, partially offset by the benefit of a decline in gas and logistics costs. Adjusted EBITDA for the fourth quarter of 2022 was $160 million and Adjusted net income was $51 million ($0.73 Adjusted net income per common share). This compares with Adjusted EBITDA of $192 million and Adjusted net income of $49 million ($0.69 Adjusted net income per common share) for the third quarter of 2022.
For the year ended December 31, 2022, Methanex reported net income attributable to Methanex shareholders of $354 million ($4.86 net income per common share on a diluted basis), Adjusted EBITDA of $932 million and an Adjusted net income of $343 million ($4.79 Adjusted net income per common share). This compares with a net income attributable to Methanex shareholders of $482 million ($6.13 net income per common share on a diluted basis), Adjusted EBITDA of $1,108 million and an Adjusted net income of $460 million ($6.03 Adjusted net income per common share) for the year ended December 31, 2021.
In the fourth quarter methanol pricing remained relatively stable. The average realized price in the fourth quarter was $373 per tonne compared to $377 per tonne in the third quarter of 2022.
During the quarter, we returned $43 million to shareholders through the regular dividend and share repurchases and ended the quarter with $858 million in cash, or approximately $806 million in cash excluding non-controlling interests and including our share of cash in the Atlas joint venture. We also have two undrawn credit facilities, a $300 million construction credit facility specifically related to the Geismar 3 project and a $300 million revolving credit facility providing financial flexibility.
Rich Sumner, President & CEO of Methanex, said, “I am excited to be taking over as Methanex's President and CEO heading into 2023. As a team we have an opportunity to create significant shareholder value by bringing G3 online safely, on time and on budget. Looking forward to 2023 we see continued balanced supply/demand fundamentals with a high energy price environment supporting the methanol cost curve and demand. We are well-positioned with our strong balance sheet and high level of liquidity to navigate any macro economic uncertainty. I look forward to continuing to advance our strategy of market leadership and unlocking additional value with the team in the coming years."
METHANEX CORPORATION 2022 FOURTH QUARTER NEWS RELEASE                                 PAGE 1

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the fourth quarter of 2022. It is not a complete source of information for readers and is not in any way a substitute for reading the fourth quarter 2022 Management’s Discussion and Analysis ("MD&A") dated February 2, 2023 and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2022, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2022 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2022	Sep 30 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,526	1,252	1,933	6,118	6,514
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,360	1,350	1,672	6,141	6,207
Purchased methanol	1,095	1,113	810	3,688	3,750
Commission sales	192	214	322	945	1,227
Total sales volume [1]	2,647	2,677	2,804	10,774	11,184

Methanex average non-discounted posted price ($ per tonne) [2]	469	480	579	503	492
Average realized price ($ per tonne) 3 4	373	377	445	397	393

Revenue	986	1,012	1,253	4,311	4,415
Net income (attributable to Methanex shareholders)	41	69	201	354	482
Adjusted net income [4]	51	49	185	343	460
Adjusted EBITDA [4]	160	192	340	932	1,108
Cash flows from operating activities	221	326	283	978	994

Basic net income per common share	0.59	0.99	2.66	4.95	6.34
Diluted net income per common share	0.59	0.87	2.51	4.86	6.13
Adjusted net income per common share [4]	0.73	0.69	2.43	4.79	6.03

Common share information (millions of shares)
Weighted average number of common shares	70	70	76	71	76
Diluted weighted average number of common shares	70	70	76	72	76
Number of common shares outstanding, end of period	69	70	75	69	75
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. This is a non-GAAP ratio that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. ARP is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, Adjusted EBITDA, and Average realized price are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Non-GAAP Measures section on page 14 of our fourth quarter MD&A dated February 2, 2023 for a description of each non-GAAP measure.
METHANEX CORPORATION 2022 FOURTH QUARTER NEWS RELEASE                                 PAGE 2

A reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA, Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2022	Sep 30 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Net income attributable to Methanex shareholders	$41	$69	$201	$354	$482
Mark-to-market impact of share-based compensation	12	(20)	(19)	(7)	(23)
Depreciation and amortization	86	100	87	372	363
Finance costs	32	33	34	131	144
Finance loss (income) and other expenses	(18)	(10)	4	(25)	(1)
Income tax expense	7	34	22	120	110
Earnings of associate adjustment	18	17	26	74	84
Non-controlling interests adjustment	(18)	(31)	(15)	(87)	(51)
Adjusted EBITDA (attributable to Methanex shareholders)	$160	$192	$340	$932	$1,108

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2022	Sep 30 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Net income attributable to Methanex shareholders	$41	$69	$201	$354	$482
Mark-to-market impact of share-based compensation, net of tax	11	(16)	(16)	(6)	(22)
Impact of Egypt gas contract revaluation, net of tax	(1)	(4)	—	(5)	—
Adjusted net income	$51	$49	$185	$343	$460
Diluted weighted average shares outstanding (millions)	70	70	76	72	76
Adjusted net income per common share	$0.73	$0.69	$2.43	$4.79	$6.03

▪We recorded net income attributable to Methanex shareholders of $41 million in the fourth quarter of 2022 compared to net income of $69 million in the third quarter of 2022. Net income was lower compared to the prior quarter primarily due to lower recognized proceeds from the redirection and sale of natural gas in Egypt, partially offset by the benefit of a decline in gas and logistics costs.
▪We recorded Adjusted EBITDA of $160 million for the fourth quarter of 2022 compared to $192 million for the third quarter of 2022. We recorded Adjusted net income of $51 million for the fourth quarter of 2022 compared to Adjusted net income of $49 million for the third quarter of 2022. Adjusted EBITDA was lower than the third quarter of 2022 primarily due to lower recognized proceeds from the redirection and sale of natural gas in Egypt, partially offset by the benefit of a decline in gas and logistics costs. Adjusted net income for the fourth quarter of 2022, as compared to the third quarter of 2022, benefited from lower depreciation charges due to the mix of product sold and higher finance income due to foreign exchange gains and higher interest income.
▪We sold 2,647,000 tonnes in the fourth quarter of 2022 compared to 2,677,000 tonnes for the third quarter of 2022. Sales of Methanex-produced methanol were 1,360,000 tonnes in the fourth quarter of 2022 compared to 1,350,000 tonnes in the third quarter of 2022.
▪Production for the fourth quarter of 2022 was 1,526,000 tonnes compared to 1,252,000 tonnes for the third quarter of 2022. Production was higher for the fourth quarter of 2022 primarily due to planned turnarounds in Egypt and New Zealand as well as seasonal gas restrictions in Chile that occurred during the third quarter.
▪In the third quarter, we completed an extended planned turnaround in Egypt that enabled us to enter into an agreement to redirect and sell the plant's contracted natural gas, from late July to late October. This was a unique opportunity to utilize excess LNG capacity in Egypt during a period of elevated LNG prices in Europe and was done in collaboration with our Egyptian government partners. The Egypt plant restarted upon completion of the diversion period.

METHANEX CORPORATION 2022 FOURTH QUARTER NEWS RELEASE                                 PAGE 3

▪The highly advantaged Geismar 3 project is progressing well and on budget with methanol production expected in the fourth quarter of 2023 with an expected total capital cost of $1.25 - 1.3 billion. The remaining cash expenditure of approximately $415 to $465 million, including approximately $75 million of spending accrued in accounts payable, is fully funded with cash on hand. Geismar 3 has one of the lowest CO2 emissions intensity profiles in the industry and helps us meet our commitment to reduce our greenhouse gas emissions intensity as well as significantly enhancing cash generation capability.
▪To December 31, 2022, we have repurchased 892,773 common shares of 3,506,405 permitted under our current normal course issuer bid for $33 million. During the fourth quarter, we repurchased 834,330 shares for $31 million.
▪In the fourth quarter we paid a quarterly dividend of $0.175 per common share for a total of $12.1 million.
▪At December 31, 2022, we had a strong liquidity position including a cash balance of $858 million, or approximately $806 million excluding non-controlling interests and including our share of cash in the Atlas joint venture. We also have two undrawn credit facilities, a $300 million construction credit facility specifically related to the Geismar 3 project and a $300 million revolving credit facility providing financial flexibility.
PRODUCTION HIGHLIGHTS

(thousands of tonnes)	Annual Operating Capacity[1]	2022 Production	2021 Production	Q4 2022 Production	Q3 2022 Production	Q4 2021 Production
New Zealand [2]	2,200	1,230	1,348	395	205	405
USA (Geismar)	2,200	2,041	1,989	437	492	605
Trinidad (Methanex interest) [3]	1,960	981	1,161	225	249	296
Chile	1,700	888	807	226	141	334
Egypt (50% interest)	630	385	581	96	35	144
Canada (Medicine Hat)	640	593	628	147	130	149
	9,330	6,118	6,514	1,526	1,252	1,933
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The Waitara Valley plant is currently idled indefinitely due to insufficient natural gas availability.
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant remains idled indefinitely since the expiry of its gas contract with the National Gas Company of Trinidad and Tobago Limited ("NGC"). We continue to engage with the NGC to negotiate terms for a new gas contract for Titan.

Key production and operational highlights during the fourth quarter and production outlook for 2023 include:

▪New Zealand produced 395,000 tonnes compared to 205,000 tonnes in the third quarter of 2022. In New Zealand, our production was higher in the fourth quarter as we had no planned turnarounds and had higher gas availability. We estimate production for 2023 to be between 1.3 - 1.4 million tonnes.
▪The Geismar facilities produced 437,000 tonnes in the fourth quarter compared to 492,000 tonnes in the third quarter of 2022. Lower production was due to an unplanned outage in late September that continued into mid October as the utilities supplier for the Geismar site experienced a loss of power due to a failed transformer.
▪Atlas produced 225,000 tonnes (Methanex interest) in the fourth quarter of 2022 compared to 249,000 tonnes in the third quarter of 2022. Titan remains idled indefinitely.
▪Chile produced 226,000 tonnes in the fourth quarter of 2022 compared to 141,000 tonnes in the third quarter of 2022. Production for the fourth quarter of 2022 was higher than the third quarter of 2022 as we restarted the Chile IV plant in October when the Southern hemisphere winter months ended and seasonal demand for natural gas in the region decreased, allowing our gas suppliers to deliver higher volumes. Production was lower in the fourth quarter of 2022 compared to the fourth quarter of 2021 due to two unplanned outages and lower gas deliveries from Argentina. We estimate Chile production in 2023 to be between 0.8 - 0.9 million tonnes.
METHANEX CORPORATION 2022 FOURTH QUARTER NEWS RELEASE                                 PAGE 4

▪Egypt produced 192,000 tonnes (Methanex interest - 96,000 tonnes) in the fourth quarter of 2022 compared to 70,000 tonnes (Methanex interest - 35,000 tonnes) in the third quarter of 2022. We had higher levels of production from Egypt in the fourth quarter as we restarted the plant in early November following an extended planned turnaround.
▪Medicine Hat produced 147,000 tonnes in the fourth quarter of 2022 compared to 130,000 tonnes in the third quarter of 2022. Production was higher than in the third quarter primarily due to the weather-related outages that impacted production in the third quarter.
▪Forecasted production for 2023 is approximately 6.5 million equity tonnes, excluding any production from G3. Actual production may vary by quarter based on timing of turnarounds, gas availability, unplanned outages and unanticipated events.
CONFERENCE CALL
A conference call is scheduled for February 3, 2023 at 11:00 am ET (8:00 am PT) to review these fourth quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (646) 960-0479, or toll free at (888) 510-2296. The conference ID for the call is #7014770. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com/investor-relations/events and will also be available following the call.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This fourth quarter 2022 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the fourth quarter 2022 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Average realized price throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt gas contract revaluation and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 14 of the Company's MD&A for the period ended December 31, 2022 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2022 FOURTH QUARTER NEWS RELEASE                                 PAGE 5

4
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
TSX Trust Company
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three Months and Year Ended December 31, 2022
At February 1, 2023 the Company had 69,044,141 common shares issued and outstanding and stock options exercisable for 1,528,328 additional common shares.
FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2022	Sep 30 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Net income attributable to Methanex shareholders	$41	$69	$201	$354	$482
Mark-to-market impact of share-based compensation, net of tax	11	(16)	(16)	(6)	(22)
Impact of Egypt gas contract revaluation, net of tax	(1)	(4)	—	(5)	—
Adjusted net income [1]	$51	$49	$185	$343	$460
Diluted weighted average shares outstanding (millions)	70	70	76	72	76
Adjusted net income per common share [1]	$0.73	$0.69	$2.43	$4.79	$6.03
1     The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures on page 14 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net income attributable to Methanex shareholders of $41 million in the fourth quarter of 2022 compared to net income of $69 million in the third quarter of 2022. Net income was lower compared to the prior quarter primarily due to lower recognized proceeds from the redirection and sale of natural gas in Egypt, partially offset by the benefit of a decline in gas and logistics costs.
▪We recorded Adjusted EBITDA of $160 million for the fourth quarter of 2022 compared to $192 million for the third quarter of 2022. We recorded Adjusted net income of $51 million for the fourth quarter of 2022 compared to Adjusted net income of $49 million for the third quarter of 2022. Adjusted EBITDA was lower than the third quarter of 2022 primarily due to lower recognized proceeds from the redirection and sale of natural gas in Egypt, partially offset by the benefit of a decline in gas and logistics costs. Adjusted net income for the fourth quarter of 2022, as compared to the third quarter of 2022, benefited from lower depreciation charges due to the mix of product sold and higher finance income due to foreign exchange gains and higher interest income.

▪We sold 2,647,000 tonnes in the fourth quarter of 2022 compared to 2,677,000 tonnes for the third quarter of 2022. Sales of Methanex-produced methanol were 1,360,000 tonnes in the fourth quarter of 2022 compared to 1,350,000 tonnes in the third quarter of 2022. (refer to Supply/Demand Fundamentals section on page 11 of the MD&A for more information)
METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

▪In the fourth quarter of 2022 we produced 1,526,000 tonnes compared to 1,252,000 tonnes for the third quarter of 2022. Production was higher for the fourth quarter of 2022 primarily due to planned turnarounds in Egypt and New Zealand as well as seasonal gas restrictions in Chile that occurred during the third quarter. Refer to the Production Summary section on page 4 of the MD&A.
▪In the third quarter, we completed an extended planned turnaround in Egypt that enabled us to enter into an agreement to redirect and sell the plant's contracted natural gas, from late July to late October. This was a unique opportunity to utilize excess LNG capacity in Egypt during a period of elevated LNG prices in Europe and was done in collaboration with our Egyptian government partners. The Egypt plant restarted upon completion of the diversion period.

▪The highly advantaged Geismar 3 project is progressing well and on budget with methanol production expected in the fourth quarter of 2023 with an expected total capital cost of $1.25 - 1.3 billion. The remaining cash expenditure of approximately $415 to $465 million, including approximately $75 million of spending accrued in accounts payable, is fully funded with cash on hand. Geismar 3 has one of the lowest CO2 emissions intensity profiles in the industry and helps us meet our commitment to reduce our greenhouse gas emissions intensity as well as significantly enhancing cash generation capability.
▪To December 31, 2022, we have repurchased 892,773 common shares of 3,506,405 permitted under our current normal course issuer bid for $33 million. During the fourth quarter, we purchased 834,330 shares for $31 million.
▪In the fourth quarter we paid a quarterly dividend of $0.175 per common share for a total of $12.1 million.
▪At December 31, 2022, we had a strong liquidity position including a cash balance of $858 million. We also have two undrawn credit facilities, a $300 million construction credit facility specifically related to the Geismar 3 project and a $300 million revolving credit facility providing financial flexibility.

This Fourth Quarter 2022 Management’s Discussion and Analysis dated February 2, 2023 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended December 31, 2022 as well as the 2021 Annual Consolidated Financial Statements and MD&A included in the Methanex 2021 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2021 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2022	Sep 30 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,526	1,252	1,933	6,118	6,514
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,360	1,350	1,672	6,141	6,207
Purchased methanol	1,095	1,113	810	3,688	3,750
Commission sales	192	214	322	945	1,227
Total sales volume [1]	2,647	2,677	2,804	10,774	11,184

Methanex average non-discounted posted price ($ per tonne) [2]	469	480	579	503	492
Average realized price ($ per tonne) 3 4	373	377	445	397	393

Revenue	986	1,012	1,253	4,311	4,415
Net income (attributable to Methanex shareholders)	41	69	201	354	482
Adjusted net income [4]	51	49	185	343	460
Adjusted EBITDA [4]	160	192	340	932	1,108
Cash flows from operating activities	221	326	283	978	994

Basic net income per common share	0.59	0.99	2.66	4.95	6.34
Diluted net income per common share	0.59	0.87	2.51	4.86	6.13
Adjusted net income per common share [4]	0.73	0.69	2.43	4.79	6.03

Common share information (millions of shares)
Weighted average number of common shares	70	70	76	71	76
Diluted weighted average number of common shares	70	70	76	72	76
Number of common shares outstanding, end of period	69	70	75	69	75
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. This is a non-GAAP ratio that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. ARP is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, Adjusted EBITDA, and Average realized price are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Non-GAAP Measures section on page 14 for a description of each non-GAAP measure.

METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION SUMMARY

(thousands of tonnes)	Annual Operating Capacity[1]	2022 Production	2021 Production	Q4 2022 Production	Q3 2022 Production	Q4 2021 Production
New Zealand [2]	2,200	1,230	1,348	395	205	405
USA (Geismar)	2,200	2,041	1,989	437	492	605
Trinidad (Methanex interest) [3]	1,960	981	1,161	225	249	296
Chile	1,700	888	807	226	141	334
Egypt (50% interest)	630	385	581	96	35	144
Canada (Medicine Hat)	640	593	628	147	130	149
	9,330	6,118	6,514	1,526	1,252	1,933
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The Waitara Valley plant is currently idled indefinitely due to insufficient natural gas availability (refer to the New Zealand section below).
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant remains idled indefinitely since the expiry of its gas contract with the National Gas Company of Trinidad and Tobago Limited ("NGC"). We continue to engage with the NGC to negotiate terms for a new gas contract for Titan. (refer to the Trinidad section below).
Key production and operational highlights during the fourth quarter and production outlook for 2023 include:
New Zealand
The New Zealand facilities produced 395,000 tonnes of methanol in the fourth quarter of 2022 compared to 205,000 tonnes in the third quarter of 2022. In New Zealand, our production was higher in the fourth quarter as we had no planned turnarounds and had higher gas availability. We estimate production for 2023 to be between 1.3 - 1.4 million tonnes.
United States
The Geismar facilities produced 437,000 tonnes in the fourth quarter compared to 492,000 tonnes in the third quarter of 2022. Lower production was due to an unplanned outage in late September that continued into mid October as the utilities supplier for the Geismar site experienced a loss of power due to a failed transformer.
Trinidad
Atlas produced 225,000 tonnes (Methanex interest) in the fourth quarter of 2022 compared to 249,000 tonnes in the third quarter of 2022. Lower production in the fourth quarter compared to the third quarter was due to unplanned outages in November. Titan remains idled indefinitely.
Chile
Chile produced 226,000 tonnes in the fourth quarter of 2022 compared to 141,000 tonnes in the third quarter of 2022. Production for the fourth quarter of 2022 was higher than the third quarter of 2022 as we restarted the Chile IV plant in October when the Southern hemisphere winter months ended and seasonal demand for natural gas in the region decreased, allowing our gas suppliers to deliver higher volumes. Production was lower in the fourth quarter of 2022 compared to the fourth quarter of 2021 due to two unplanned outages and lower gas deliveries from Argentina. We estimate Chile production in 2023 to be between 0.8 - 0.9 million tonnes.
METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

Egypt
Egypt produced 192,000 tonnes (Methanex interest - 96,000 tonnes) in the fourth quarter of 2022 compared to 70,000 tonnes (Methanex interest - 35,000 tonnes) in the third quarter of 2022. We had higher levels of production from Egypt in the fourth quarter as we restarted the plant in early November following an extended planned turnaround.
Canada
Medicine Hat produced 147,000 tonnes in the fourth quarter of 2022 compared to 130,000 tonnes in the third quarter of 2022. Production was higher than in the third quarter primarily due to the weather-related outages that impacted production in the third quarter.
2023 Production Outlook
Forecasted production for 2023 is approximately 6.5 million equity tonnes, excluding any production from G3. Actual production may vary by quarter based on timing of turnarounds, gas availability, unplanned outages and unanticipated events.

FINANCIAL RESULTS

For the fourth quarter of 2022, we reported net income attributable to Methanex shareholders of $41 million ($0.59 net income per common share on a diluted basis) compared to net income attributable to Methanex shareholders for the third quarter of 2022 of $69 million ($0.87 net income per common share on a diluted basis) and net income attributable to Methanex shareholders for the fourth quarter of 2021 of $201 million ($2.51 net income per common share on a diluted basis). For the year ended December 31, 2022, we reported net income attributable to Methanex shareholders of $354 million ($4.86 net income per common share on a diluted basis) compared to net income for the same period in 2021 of $482 million ($6.13 net income per common share on a diluted basis). Net income attributable to Methanex shareholders for the fourth quarter of 2022 is lower compared to the prior quarter due to lower recognized proceeds from the redirection and sale of natural gas in Egypt, partially offset by the benefit of a decline in gas and logistics costs.

For the fourth quarter of 2022, we recorded Adjusted EBITDA of $160 million and Adjusted net income of $51 million ($0.73 Adjusted net income per common share). This compares with Adjusted EBITDA of $192 million and Adjusted net income of $49 million ($0.69 Adjusted net income per common share) for the third quarter of 2022 and Adjusted EBITDA of $340 million and Adjusted net income of $185 million ($2.43 Adjusted net income per common share) for the fourth quarter of 2021. For the year ended December 31, 2022, we recorded Adjusted EBITDA of $932 million and Adjusted net income of $343 million ($4.79 Adjusted net income per common share) compared to Adjusted EBITDA of $1,108 million and Adjusted net income of $460 million ($6.03 Adjusted net income per common share) for the same period in 2021.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt gas contract revaluation included in finance income (loss) and other expenses and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 14 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income (loss) and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.
METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income (loss) and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2022	Sep 30 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Consolidated statements of income:
Revenue	$986	$1,012	$1,253	$4,311	$4,415
Cost of sales and operating expenses	(841)	(861)	(919)	(3,446)	(3,340)
Egypt gas redirection and sale proceeds	2	116	—	118	—
Mark-to-market impact of share-based compensation	12	(20)	(19)	(7)	(23)
Adjusted EBITDA (attributable to associate)	36	35	60	151	181
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(35)	(90)	(35)	(195)	(125)
Adjusted EBITDA attributable to Methanex shareholders	160	192	340	932	1,108

Mark-to-market impact of share-based compensation	(12)	20	19	7	23
Depreciation and amortization	(86)	(100)	(87)	(372)	(363)
Finance costs	(32)	(33)	(34)	(131)	(144)
Finance income (loss) and other expenses	18	10	(4)	25	1
Income tax expense	(7)	(34)	(22)	(120)	(110)
Earnings of associate adjustment [1]	(18)	(17)	(26)	(74)	(84)
Non-controlling interests adjustment [1]	18	31	15	87	51
Net income attributable to Methanex shareholders	$41	$69	$201	$354	$482
Net income	$58	$128	$221	$462	$556
1    These adjustments represent depreciation and amortization, finance costs, finance income (loss) and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests. Beginning Q1 2022, the NCI adjustment also reflects MOL's 40% NCI interest in Waterfront Shipping, which did not apply to the comparative periods.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 18. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q4 2022 compared with Q3 2022	Q4 2022 compared with Q4 2021	2022 compared with 2021
Average realized price	$(10)	$(176)	$58
Sales volume	(1)	(4)	(16)
Total cash costs	(21)	—	(218)
Decrease in Adjusted EBITDA	$(32)	$(180)	$(176)
METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Average realized price

	Three Months Ended			Years Ended
($ per tonne)	Dec 31 2022	Sep 30 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Methanex average non-discounted posted price	469	480	579	503	492
Methanex average realized price	373	377	445	397	393

Methanex’s average realized price for the fourth quarter of 2022 was $373 per tonne compared to $377 per tonne in the third quarter of 2022 and $445 per tonne in the fourth quarter of 2021, resulting in a decrease of $10 million and a decrease of $176 million in Adjusted EBITDA, respectively. For the year ended December 31, 2022, our average realized price was $397 per tonne compared to $393 per tonne for the same period in 2021, increasing Adjusted EBITDA by $58 million.
Sales volume
Methanol sales volume excluding commission sales volume in the fourth quarter of 2022 was 8,000 tonnes lower than the third quarter of 2022 and 27,000 tonnes lower than the fourth quarter of 2021. The decrease in sales volume in the fourth quarter of 2022 compared to the third quarter of 2022 decreased Adjusted EBITDA by $1 million. The decrease in sales volume for the fourth quarter of 2022 compared to the same period in 2021 decreased Adjusted EBITDA by $4 million. For the year ended December 31, 2022 compared to the same period in 2021, methanol sales volume excluding commission sales volume was 128,000 tonnes lower, decreasing Adjusted EBITDA by $16 million.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q4 2022 compared with Q3 2022	Q4 2022 compared with Q4 2021	2022 compared with 2021
Methanex-produced methanol costs	$18	$5	$(159)
Proportion of Methanex-produced methanol sales	2	(56)	(14)
Purchased methanol costs	7	57	(58)
Logistics costs	3	(3)	(59)
Egypt gas redirection and sale proceeds	(57)	1	59
Other, net	6	(4)	13
Decrease in Adjusted EBITDA due to changes in total cash costs	$(21)	$—	$(218)
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol revenue to reduce our commodity price risk exposure. The variable price component is adjusted by a formula linked to methanol sales prices above a certain level.

METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

For the fourth quarter of 2022 compared to the third quarter of 2022, lower Methanex-produced methanol costs increased Adjusted EBITDA by $18 million. For the fourth quarter of 2022 compared to the same period in 2021, lower Methanex-produced methanol costs increased Adjusted EBITDA by $5 million. For the year ended December 31, 2022 compared with the same period in 2021, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $159 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost, higher spot gas prices which impact the unhedged portion of our North American operations, timing of inventory flows and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase (decrease) in the proportion of Methanex-produced methanol sales results in a decrease (increase) in our overall cost structure for a given period. For the fourth quarter of 2022 compared to the third quarter of 2022, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $2 million. For the fourth quarter of 2022 compared with the fourth quarter of 2021, a lower proportion of Methanex-produced methanol decreased Adjusted EBITDA by $56 million. For the year ended December 31, 2022 compared with the same period in 2021, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $14 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume of purchased methanol. For the fourth quarter of 2022 compared to the third quarter of 2022, the impact of lower purchased methanol costs increased Adjusted EBITDA by $7 million. For the fourth quarter of 2022 compared to the fourth quarter of 2021, the impact of lower purchased methanol costs in the fourth quarter of 2022 increased Adjusted EBITDA by $57 million. For the year ended December 31, 2022 compared with the same period in 2021, higher purchased methanol costs decreased Adjusted EBITDA by $58 million.
Logistics costs
Logistics costs vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Logistics costs for the fourth quarter of 2022, compared to the third quarter of 2022 were lower by $3 million. For the fourth quarter of 2022 compared to the fourth quarter of 2021, logistics costs were higher by $3 million. Logistics costs for the year ended December 31, 2022 were $59 million higher compared to the same period in 2021. Logistics costs increased in 2022 compared to 2021 primarily due to higher bunker fuel costs. Additionally, the sale of a 40% interest in Waterfront Shipping in the first quarter of 2022 to Mitsui O.S.K. Lines, Ltd. ("MOL") resulted in a proportionate interest of Adjusted EBITDA earned by Waterfront Shipping to be attributed to MOL for all periods presented in 2022, which was not applicable in the comparative periods in 2021.
Egypt gas redirection and sale proceeds
In the third quarter of 2022, we entered into an agreement to redirect and sell the Egypt plant's contracted natural gas during an extended turnaround for a three-month period from late July to late October. This was a unique opportunity to utilize excess LNG capacity in Egypt during a period of elevated LNG prices in Europe and was done in collaboration with our Egyptian government partners. The agreement resulted in incrementally advantageous economics compared to the production and sale of methanol for the period the plant was not scheduled to be under turnaround. Adjusted EBITDA for the third quarter of 2022 was higher by $57 million (attributable to Methanex) as substantially all of the benefit from this transaction was recognized in the third quarter of 2022 resulting in higher Adjusted EBITDA than in comparative periods. Refer to Note 10 and Note 11 of the fourth quarter 2022 condensed consolidated interim financial statements for further disclosure.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. Other costs were $6 million lower during the fourth quarter of 2022 compared to the third quarter of 2022 due to a lower number of plant outages associated with lower production in the third quarter of 2022 resulting in higher unabsorbed costs in that period. For the fourth quarter of 2022 compared to the fourth quarter of 2021, other costs were higher by $4 million. For the year ended December 31, 2022 compared with the same period in 2021, other costs were lower by $13 million due to incremental costs recognized in 2021 relating to completed IT projects and organizational restructurings not incurred in 2022.
METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Years Ended
($ millions except share price)	Dec 31 2022	Sep 30 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Methanex Corporation share price [1]	$37.86	$31.87	$39.55	$37.86	$39.55
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	3	3	3	22	22
Mark-to-market impact due to change in share price [2]	12	(20)	(19)	(7)	(23)
Total share-based compensation expense (recovery), before tax	$15	$(17)	$(16)	$15	$(1)
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $86 million for the fourth quarter of 2022 compared to $100 million for the third quarter of 2022 and $87 million for the fourth quarter of 2021. Depreciation and amortization for the fourth quarter of 2022 was lower compared to the third quarter of 2022 due to higher amounts capitalized in ending inventory balances in the fourth quarter of 2022. Depreciation and amortization for the year ended December 31, 2022 was $372 million compared to $363 million in the same period in 2021.
Finance Costs

	Three Months Ended			Years Ended
($ millions)	Dec 31 2022	Sep 30 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Finance costs before capitalized interest	$43	$43	$40	$167	$165
Less capitalized interest	(11)	(10)	(6)	(36)	(21)
Finance costs	$32	$33	$34	$131	$144
Finance costs are primarily comprised of interest on borrowings and lease obligations.
Finance costs are comparable for the fourth quarter of 2022 and the third quarter of 2022. Finance costs were lower for the three months and year ended December 31, 2022 compared to the same period in 2021 due to additional interest capitalized for the Geismar 3 project. Refer to the Liquidity and Capital Resources section on page 13.
Finance Income (Loss) and Other Expenses

	Three Months Ended			Years Ended
($ millions)	Dec 31 2022	Sep 30 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Finance income (loss) and other expenses	$18	$10	$(4)	$25	$1
Starting in the third quarter of 2022, finance income (loss) and other expenses includes an unrealized gain on the derivative Egypt gas supply contract, not present in comparative periods. Refer to Note 10 of the fourth quarter 2022 condensed consolidated interim financial statements for further disclosure. During the fourth quarter, higher interest income, foreign exchange gains and proceeds from a vessel sale contributed to higher finance income (loss) and other expenses as compared to prior periods.
METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Income Taxes

A summary of our income taxes for the fourth quarter of 2022 compared to the third quarter of 2022 and the year ended December 31, 2022 compared to the same period in 2021 is as follows:

	Three Months Ended December 31, 2022		Three Months Ended September 30, 2022
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2,3,4]	Per consolidated statement of income	Adjusted [1,2,3,4]
Net income before income tax	$65	$67	$162	$71
Income tax expense	(7)	(16)	(34)	(22)
Net income after income tax	$58	$51	$128	$49
Effective tax rate	11%	24%	21%	31%

	Year Ended December 31, 2022		Year Ended December 31, 2021
($ millions, except where noted)	Per consolidated statement of income	Adjusted [1,2,3,4]	Per consolidated statement of income	Adjusted [1,2,3,4]
Net income before income tax	$582	$482	$666	$606
Income tax expense	(120)	(139)	(110)	(146)
Net income after income tax	$462	$343	$556	$460
Effective tax rate	21%	29%	17%	24%
1     Adjusted net income before income tax reflects amounts required for the inclusion of 63.1% of Atlas income and 50% of Egypt, as well as amounts required to exclude the mark-to-market impact of share-based compensation expense or recovery and the impact of the Egypt gas contract revaluation. Beginning Q1 2022, Adjusted net income before tax also reflects MOL's 40% NCI interest in Waterfront Shipping, which did not apply to the comparative periods. The most directly comparable measure in the financial statements is net income before tax.
2     Adjusted income tax expense reflects amounts required for the inclusion of 63.1% of Atlas income and 50% of Egypt, as well as amounts required to exclude the tax impact of mark-to-market impact of share-based compensation expense or recovery and the impact of the Egypt gas contract revaluation, calculated at the appropriate applicable tax rate for their respective jurisdictions. Beginning Q1 2022, Adjusted net income before tax also reflects MOL's 40% NCI interest in Waterfront Shipping, which did not apply to the comparative periods. The most directly comparable measure in the financial statements is income tax expense.
3     Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax.
4     Adjusted net income before income tax and Adjusted income tax expense are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.

We earn the majority of our income in Chile, Egypt, Trinidad, New Zealand, Canada, and the United States. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in Chile is 35%, Egypt is 30%, Trinidad is 38%, New Zealand is 28%, Canada is 24.5% and the United States is 23%. We accrue for withholding taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 24% for the fourth quarter of 2022 and 31% for the third quarter of 2022. The effective tax rate based on Adjusted net income was 29% for the year ended December 31, 2022 compared to 24% for the same period in 2021. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar.

METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

The following table shows a reconciliation of Net income to Adjusted net income before tax, and of Income tax expense to Adjusted income tax expense:

	Three Months Ended		Year Ended
($ millions except per share amounts and where noted)	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Net income	$58	$221	$462	$556
Adjusted for:
Income tax expense	7	22	120	110
Earnings from associate	(19)	(35)	(77)	(98)
Share of earnings of associate's income before tax	27	52	120	151
Net income before tax of non-controlling interests	(17)	(25)	(130)	(90)
Mark-to-market impact of share-based compensation	12	(19)	(7)	(23)
Impact of Egypt gas contract revaluation	(1)	—	(6)	—
Adjusted net income before tax	$67	$216	$482	$606

Income tax expense	$(7)	$(22)	$(120)	$(110)
Adjusted for:
Inclusion of tax expense of associate	(8)	(18)	(43)	(53)
Removal of tax expense of non-controlling interest	—	6	22	16
Tax on mark-to-market impact of share-based compensation	(1)	3	1	1
Tax on impact of Egypt gas contract revaluation	—	—	1	—
Adjusted income tax expense	$(16)	$(31)	$(139)	$(146)

SUPPLY/DEMAND FUNDAMENTALS
Demand
We estimate that global methanol demand increased slightly to approximately 88 million tonnes in 2022. Traditional methanol demand was impacted by the slowdown in global economic growth and high energy costs. This was offset by growing demand in energy-related applications and the methanol-to-olefins (MTO) sector driven by strong operating rates in the first half of the year, a new plant starting up in the third quarter, and the restart of an idle coastal plant in November.

In the fourth quarter of 2022, global methanol demand decreased by approximately 5% compared to the third quarter. Demand from traditional chemical applications was slightly lower driven by lower consumer spending and year-end destocking in Europe and Asia and continued lackluster demand in China due to COVID-19 restrictions. Demand from MTO producers decreased driven by planned and unplanned outages due to maintenance and plant economics. Demand from other energy-related applications was relatively stable in the fourth quarter.
Over the long term, we believe that traditional chemical demand for methanol, which represents over 50% of global methanol demand, is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products, and government policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The demand outlook for methanol as marine fuel continues to grow. We estimate in the next three to four years there will be over 100 dual-fueled vessels on the water with potential demand of approximately three million tonnes per year assuming they run on methanol 100% of the time. The future operating rates and methanol consumption from MTO producers will depend on a number of factors, including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.

METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

Supply
The global methanol industry ran at similar operating rates in 2022 compared to 2021 due to various planned and unplanned outages, limited feedstock availability in some regions and high energy prices making production uneconomic in certain regions. In the fourth quarter, operating rates were similar to the third quarter with lower operating rates in China and Iran due to the seasonal diversion of natural gas and coal to meet power demand offset by stronger operating rates from the Atlantic region.

We expect limited capacity additions in the next five years. In North America, we are building a 1.8 million tonne plant, the Geismar 3 project, which will be our third plant in Louisiana, with first methanol production expected in the fourth quarter of 2023. In Iran, the 1.8 million tonne Dena plant is under construction which is scheduled to be completed in the next few years. The completion of major projects as well as ongoing plant operating rates in Iran continue to be challenged due to the impact of ongoing sanctions, plant technical issues as well as ongoing natural gas constraints (particularly in the winter months). In Malaysia, a 1.8 million tonne plant is under construction with a scheduled start up in 2024. In China, there are planned capacity additions over the near-to-medium term which we expect will be somewhat offset by the closure of some small-scale, inefficient and older plants. New capacity built in China is expected to be consumed domestically as China is expected to require increasing methanol imports to meet growing demand.
Methanol Price
Our average realized price in the fourth quarter of 2022 was $373 per tonne compared to $377 per tonne in the third quarter of 2022.

Future methanol prices will depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.
The following table outlines our recent regional non-discounted posted prices. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy and derivatives prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost and availability of feedstock, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Feb 2023	Jan 2023	Dec 2022	Nov 2022	Oct 2022
North America	575	575	575	585	585
Europe [2]	510	510	505	505	505
Asia Pacific	430	410	410	410	410
China	395	370	395	395	395
1    Discounts from our posted prices are offered to customers based on    various factors.
2    €478 for Q1 2023 (Q4 2022 – €510) converted to United States dollars.

METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

LIQUIDITY AND CAPITAL RESOURCES

We operate in a highly competitive commodity industry and therefore are committed to maintaining a strong balance sheet and financial flexibility. At December 31, 2022, our cash balance was $858 million, or approximately $806 million excluding non-controlling interest portion of $67 million but including our share of cash held by the Atlas joint venture of $15 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We also have two undrawn credit facilities, a $300 million construction credit facility specifically related to the Geismar 3 project and a $300 million revolving credit facility providing financial flexibility.

A summary of our sources and uses of cash for the three months and year ended December 31, 2022, compared to the same period in 2021, is as follows:

	Three Months Ended			Years Ended
($ millions, except as otherwise noted)	Dec 31 2022	Dec 31 2021	Variance	Dec 31 2022	Dec 31 2021	Variance
Cash provided by operating activities	$221	$283	$(62)	$978	$994	$(16)
Cash used in financing activities	(183)	(219)	36	(499)	(643)	144
Cash used in investing activities	(143)	(64)	(79)	(553)	(253)	(300)
Increase (decrease) in cash and cash equivalents	$(105)	$—	$(105)	$(74)	$98	$(172)

Cash flows from operating activities in the fourth quarter of 2022 were $221 million compared to $283 million for the fourth quarter of 2021. Cash flows from operating activities were lower in the fourth quarter of 2022 compared to the fourth quarter of 2021 due to lower earnings offset by changes in working capital including the timing of tax payments. Cash flows from operating activities in the year ended December 31, 2022 were $978 million compared with $994 million for the same period in 2021.

Cash used in financing activities in the fourth quarter of 2022 was $183 million compared to $219 million for the fourth quarter of 2021, primarily due to lower amounts paid to repurchase shares under our normal course issuer bid. Cash used in financing activities for the year ended December 31, 2022 was $499 million compared to $643 million for the same period in 2021, and were lower as 2022 included proceeds on sale of a partial interest in Waterfront Shipping while 2021 included the repayment of the G3 construction credit facility. 2022 financing activities also included higher payments for share repurchases as compared to 2021.

In the fourth quarter we paid a quarterly dividend of $0.175 per common share for a total of $12.1 million.

To December 31, 2022, we have repurchased 892,773 common shares of 3,506,405 permitted under our current normal course issuer bid for $33 million. During the fourth quarter, we purchased 834,330 shares for $31 million.

Cash used in investing activities relates to capital spend on maintenance and major projects including our Geismar 3 plant currently under construction. For more information on our capital projects, please see Capital Projects and Growth Opportunities below.
Capital Projects and Growth Opportunities

The highly advantaged Geismar 3 project is progressing well and on budget with methanol production expected in the fourth quarter of 2023 with an expected total capital cost of $1.25 - 1.3 billion. The remaining cash expenditure of approximately $415 to $465 million, including approximately $75 million of spending accrued in accounts payable, is fully funded with cash on hand. Geismar 3 has one of the lowest CO2 emissions intensity profiles in the industry and helps us meet our commitment to reduce our greenhouse gas emissions intensity as well as significantly enhancing cash generation capability.

METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

CRITICAL ACCOUNTING ESTIMATES

In Trinidad the Titan plant has remained idled since 2020. The extended outage has been identified as an impairment indicator in our Titan cash generating unit ("Titan CGU"). The impairment test performed on the Titan CGU resulted in no impairment provision recognized as the estimated recoverable value, determined on a fair value less costs of disposal methodology, exceeded the carrying value. The estimated recoverable value was based on an operating period for Titan aligned to natural gas reserves estimates in Trinidad with no terminal value, discounted at an after-tax rate of 16%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Titan CGU recoverable value to be equal to the carrying value:

Key Assumptions	Change Required for Carrying Value to Equal Recoverable Value
Long-term average realized price	18 percent decrease
Production volumes	27 percent decrease
Gas price	21 percent increase
Discount rate (after-tax)	15 percent increase

The sensitivity above has been prepared considering each variable independently. Historically, our natural gas contracts in Trinidad have included terms whereby a change in methanol price results in a change in natural gas price, protecting margins should revenue decrease.
ADDITIONAL INFORMATION – NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain additional non-GAAP measures and ratios throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Average realized price, Adjusted net income before income tax, Adjusted income tax expense, and Adjusted effective tax rate. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas Facility, our 50% economic interest in the Egypt Facility and our 60% economic interest in Waterfront Shipping, and are useful as they are a better measure of our underlying performance, and assist in assessing the operating performance of the Company's business. These measures, at our share of our facilities, are a better measure of our underlying performance, as we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures and ratios are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another.

These measures should be considered in addition to, and not as a substitute for, net income and revenue reported in accordance with IFRS.
Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income (loss) and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2022	Sep 30 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Net income attributable to Methanex shareholders	$41	$69	$201	$354	$482
Mark-to-market impact of share-based compensation	12	(20)	(19)	(7)	(23)
Depreciation and amortization	86	100	87	372	363
Finance costs	32	33	34	131	144
Finance loss (income) and other expenses	(18)	(10)	4	(25)	(1)
Income tax expense	7	34	22	120	110
Earnings of associate adjustment [1]	18	17	26	74	84
Non-controlling interests adjustment [1]	(18)	(31)	(15)	(87)	(51)
Adjusted EBITDA attributable to Methanex shareholders	$160	$192	$340	$932	$1,108
1    These adjustments represent depreciation and amortization, finance costs, finance income (loss) and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests. Beginning Q2 2022, the NCI adjustment also reflects MOL's 40% NCI interest in Waterfront Shipping, which did not apply to the comparative periods.

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are a non-GAAP measure and a non-GAAP ratio, respectively, because they exclude the mark-to-market impact of share-based compensation, the impact of the Egypt gas contract revaluation included in finance income (loss) and other expenses and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2022	Sep 30 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Net income attributable to Methanex shareholders	$41	$69	$201	$354	$482
Mark-to-market impact of share-based compensation, net of tax	11	(16)	(16)	(6)	(22)
Impact of Egypt gas contract revaluation, net of tax	(1)	(4)	—	(5)	—
Adjusted net income	$51	$49	$185	$343	$460
Diluted weighted average shares outstanding (millions)	70	70	76	72	76
Adjusted net income per common share	$0.73	$0.69	$2.43	$4.79	$6.03

Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas and Egypt facilities and Waterfront Shipping, for reasons as described above. The exclusion of the mark-to-market portion of the impact of share-based compensation is due to these amounts not being seen as indicative of operational performance and can fluctuate in the intervening periods until settlement, at which time they are included appropriately as the cost of employee compensation. The exclusion of the impact of the Egypt gas contract revaluation is due to the change in the derivative being unrealized with the fair value of the derivative expected to fluctuate in the intervening periods until settlement. The exclusion of the impact of the Egypt gas contract revaluation commencing in the third quarter of 2022 had no impact on comparative periods as the contract amendment leading to fair value measurement of the contract occurred in the third quarter of 2022.
METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022
Revenue	$986	$1,012	$1,137	$1,176
Net income attributable to Methanex shareholders	41	69	125	119
Basic net income per common share	0.59	0.99	1.74	1.60
Diluted net income per common share	0.59	0.87	1.41	1.60
Adjusted EBITDA	160	192	243	337
Adjusted net income	51	49	84	159
Adjusted net income per common share	0.73	0.69	1.16	2.16

	Three Months Ended
($ millions except per share amounts)	Dec 31 2021	Sep 30 2021	Jun 30 2021	Mar 31 2021
Revenue	$1,253	$1,078	$1,068	$1,016
Net income attributable to Methanex shareholders	201	71	107	105
Basic net income per common share	2.66	0.93	1.40	1.37
Diluted net income per common share	2.51	0.93	1.31	1.19
Adjusted EBITDA	340	264	262	242
Adjusted net income	185	99	95	82
Adjusted net income per common share	2.43	1.29	1.24	1.07

METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

Methanex Corporation
Quarterly History (unaudited)

	2022	Q4	Q3	Q2	Q1	2021	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	6,141	1,360	1,350	1,634	1,797	6,207	1,672	1,435	1,582	1,518
Purchased methanol	3,688	1,095	1,113	798	682	3,750	810	1,023	903	1,014
Commission sales [1]	945	192	214	260	279	1,227	322	299	345	261
	10,774	2,647	2,677	2,692	2,758	11,184	2,804	2,757	2,830	2,793
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	1,230	395	205	244	386	1,348	405	268	306	369
USA (Geismar)	2,041	437	492	556	556	1,989	605	478	484	422
Trinidad (Methanex interest)	981	225	249	249	258	1,161	296	296	294	275
Egypt (50% interest)	385	96	35	150	104	581	144	155	134	148
Canada (Medicine Hat)	593	147	130	155	161	628	149	159	159	161
Chile	888	226	141	197	324	807	334	124	128	221
	6,118	1,526	1,252	1,551	1,789	6,514	1,933	1,480	1,505	1,596
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	397	373	377	422	425	393	445	390	376	363
($/gallon)	1.19	1.12	1.13	1.27	1.28	1.18	1.34	1.17	1.13	1.09

ADJUSTED EBITDA	932	160	192	243	337	1,108	340	264	262	242

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income	4.95	0.59	0.99	1.74	1.60	6.34	2.66	0.93	1.40	1.37
Diluted net income	4.86	0.59	0.87	1.41	1.60	6.13	2.51	0.93	1.31	1.19
Adjusted net income	4.79	0.73	0.69	1.16	2.16	6.03	2.43	1.29	1.24	1.07
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income (loss) and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures section on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income (loss) and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We own 60% of Waterfront Shipping, which provides service to Methanex for the ocean freight component of our distribution and logistics costs. We consolidate both Egypt and Waterfront Shipping, which results in 100% of the financial results being included in our financial statements. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and Waterfront Shipping. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2022 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Fourth Quarter 2022 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal," "targets," "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•expected demand for methanol and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for start up of the same,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,

•expected cash flows, cash balances, earnings capability, debt levels and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 project,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and GDP growth,
•expected outcomes of litigation or other disputes, claims and assessments,
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties, and
•the potential future impact of the COVID-19 pandemic.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•the expected timing and capital cost of our Geismar 3 project,
METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 19

•global and regional economic activity (including industrial production levels) and GDP growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•our ability to meet timeline and budget targets for the Geismar 3 project, including the impact of any cost pressures arising from labour costs,
•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions,
•the impacts of the COVID-19 pandemic, and
•other risks described in our 2021 Annual Management’s Discussion and Analysis and this Fourth Quarter 2022 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2022 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 20

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Revenue	$986,117	$1,252,683	$4,311,188	$4,414,559
Cost of sales and operating expenses	(840,829)	(918,958)	(3,446,101)	(3,339,510)
Depreciation and amortization	(86,363)	(87,045)	(372,420)	(363,084)
Egypt gas redirection and sale proceeds (note 11)	1,632	—	117,946	—
Operating income	60,557	246,680	610,613	711,965
Earnings of associate (note 4)	18,593	34,627	76,938	97,743
Finance costs (note 5)	(31,567)	(34,062)	(130,752)	(144,406)
Finance income (loss) and other expenses	17,977	(4,362)	25,348	1,036
Income before income taxes	65,560	242,883	582,147	666,338
Income tax expense:
Current	(36,570)	(36,067)	(127,578)	(115,767)
Deferred	29,377	14,115	7,719	5,340
	(7,193)	(21,952)	(119,859)	(110,427)
Net income	$58,367	$220,931	$462,288	$555,911
Attributable to:
Methanex Corporation shareholders	$41,032	$200,586	$353,830	$482,358
Non-controlling interests	17,335	20,345	108,458	73,553
	$58,367	$220,931	$462,288	$555,911

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.59	$2.66	$4.95	$6.34
Diluted net income per common share (note 7)	$0.59	$2.51	$4.86	$6.13

Weighted average number of common shares outstanding (note 7)	69,680,031	75,536,074	71,422,360	76,039,118
Diluted weighted average number of common shares outstanding (note 7)	69,684,539	75,877,216	71,677,484	76,243,777

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2022 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Net income	$58,367	$220,931	$462,288	$555,911
Other comprehensive income:
Items that may be reclassified to income:
Changes in cash flow hedges and excluded forward element (note 10)	(34,913)	(4,442)	378,287	188,423
Realized losses (gains) on foreign exchange hedges reclassified to revenue	2,829	(2,124)	(5,674)	(1,064)
Items that will not be reclassified to income:
Actuarial gain (loss) on defined benefit pension plans	(726)	7,499	(726)	7,499
Taxes on above items	10,742	2,162	(72,440)	(42,919)
	(22,068)	3,095	299,447	151,939
Comprehensive income	$36,299	$224,026	$761,735	$707,850
Attributable to:
Methanex Corporation shareholders	$18,964	$203,681	$653,277	$634,297
Non-controlling interests	17,335	20,345	108,458	73,553
	$36,299	$224,026	$761,735	$707,850

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2022 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Dec 31 2022	Dec 31 2021
ASSETS
Current assets:
Cash and cash equivalents	$857,747	$932,069
Trade and other receivables	500,925	551,367
Inventories (note 2)	439,771	459,556
Prepaid expenses	38,585	35,963
Other assets	39,346	9,842
	1,876,374	1,988,797
Non-current assets:
Property, plant and equipment (note 3)	4,155,283	3,686,149
Investment in associate (note 4)	197,083	217,319
Deferred income tax assets	46,353	98,169
Other assets (note 10)	356,387	99,186
	4,755,106	4,100,823
	$6,631,480	$6,089,620
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$789,200	$835,951
Current maturities on long-term debt (note 6)	15,133	11,775
Current maturities on lease obligations	108,736	98,301
Current maturities on other long-term liabilities	29,548	17,191
	942,617	963,218
Non-current liabilities:
Long-term debt (note 6)	2,136,380	2,146,417
Lease obligations	761,427	618,800
Other long-term liabilities	134,603	193,749
Deferred income tax liabilities	226,996	212,705
	3,259,406	3,171,671
Equity:
Capital stock	401,295	432,728
Contributed surplus	1,904	1,928
Retained earnings	1,466,872	1,251,640
Accumulated other comprehensive income (loss)	241,942	(2,720)
Shareholders' equity	2,112,013	1,683,576
Non-controlling interests	317,444	271,155
Total equity	2,429,457	1,954,731
	$6,631,480	$6,089,620

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2022 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2020	76,201,980	$440,723	$1,873	$843,606	$(137,102)	$1,149,100	$292,357	$1,441,457
Net income	—	—	—	482,358	—	482,358	73,553	555,911
Other comprehensive income	—	—	—	4,903	147,036	151,939	—	151,939
Compensation expense recorded for stock options	—	—	113	—	—	113	—	113
Issue of shares on exercise of stock options	7,300	252	—	—	—	252	—	252
Reclassification of grant date fair value on exercise of stock options	—	58	(58)	—	—	—	—	—
Payments for repurchase of shares	(1,435,193)	(8,305)	—	(54,593)	—	(62,898)	—	(62,898)
Dividend payments to Methanex Corporation shareholders	—	—	—	(24,634)	—	(24,634)	—	(24,634)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(95,405)	(95,405)
Equity contributions by non-controlling interest	—	—	—	—	—	—	650	650
Realized hedge gains recognized in cash flow hedges	—	—	—	—	(12,654)	(12,654)	—	(12,654)
Balance, December 31, 2021	74,774,087	$432,728	$1,928	$1,251,640	$(2,720)	$1,683,576	$271,155	$1,954,731
Net income	—	—	—	353,830	—	353,830	108,458	462,288
Other comprehensive income (loss)	—	—	—	(252)	299,699	299,447	—	299,447
Compensation expense recorded for stock options	—	—	110	—	—	110	—	110
Issue of shares on exercise of stock options	16,800	582	—	—	—	582	—	582
Reclassification of grant date fair value on exercise of stock options	—	134	(134)	—	—	—	—	—
Sale of partial interest in subsidiary	—	—	—	126,445	—	126,445	22,545	148,990
Payments for repurchase of shares	(5,551,751)	(32,149)	—	(220,836)	—	(252,985)	—	(252,985)
Dividend payments to Methanex Corporation shareholders	—	—	—	(43,955)	—	(43,955)	—	(43,955)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(84,714)	(84,714)
Realized hedge gains recognized in cash flow hedges	—	—	—	—	(55,037)	(55,037)	—	(55,037)
Balance, December 31, 2022	69,239,136	$401,295	$1,904	$1,466,872	$241,942	$2,112,013	$317,444	$2,429,457

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2022 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$58,367	$220,931	$462,288	$555,911
Deduct earnings of associate	(18,593)	(34,627)	(76,938)	(97,743)
Dividends received from associate	30,288	—	97,174	74,458
Add (deduct) non-cash items:
Depreciation and amortization	86,363	87,045	372,420	363,084
Income tax expense	7,193	21,952	119,859	110,427
Share-based compensation expense (recovery)	14,713	(15,514)	15,398	(1,160)
Finance costs	31,567	34,062	130,752	144,406
Other	(2,568)	(790)	(12,926)	(3,877)
Income taxes paid	(24,431)	(12,453)	(100,681)	(57,941)
Other cash payments, including share-based compensation	(6,499)	(1,710)	(20,503)	(10,530)
Cash flows from operating activities before undernoted	176,400	298,896	986,843	1,077,035
Changes in non-cash working capital (note 9)	44,780	(15,974)	(9,084)	(83,109)
	221,180	282,922	977,759	993,926

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(30,831)	(58,899)	(252,985)	(62,898)
Dividend payments to Methanex Corporation shareholders	(12,145)	(9,392)	(43,955)	(24,634)
Interest paid	(57,777)	(65,494)	(152,226)	(164,616)
Repayment on Geismar 3 construction facility	—	—	—	(173,000)
Repayment of long-term debt and financing fees (note 6)	(414)	(3,894)	(9,151)	(62,381)
Repayment of lease obligations	(29,748)	(25,086)	(105,863)	(101,054)
Release of restricted cash relating to limited recourse debt facilities	—	(349)	—	28,926
Equity contributions by non-controlling interests	—	650	—	650
Distributions to non-controlling interests	(31,902)	(56,727)	(84,713)	(110,406)
Proceeds on issue of shares on exercise of stock options	132	—	582	252
Proceeds from other limited recourse debt	—	207	—	25,161
Restricted cash for debt service accounts	(219)	—	(1,394)	—
Sale of partial interest in subsidiary	—	—	148,990	—
Changes in non-cash working capital related to financing activities (note 9)	(19,721)	(249)	1,771	1,350
	(182,625)	(219,233)	(498,944)	(642,650)

CASH FLOWS USED IN INVESTING ACTIVITIES
Property, plant and equipment	(43,292)	(12,426)	(145,701)	(103,485)
Geismar plant under construction	(113,630)	(53,080)	(431,680)	(141,952)
Changes in non-cash working capital related to investing activities (note 9)	14,320	1,492	24,244	(7,611)
	(142,602)	(64,014)	(553,137)	(253,048)
Increase (decrease) in cash and cash equivalents	(104,047)	(325)	(74,322)	98,228
Cash and cash equivalents, beginning of period	961,794	932,394	932,069	833,841
Cash and cash equivalents, end of period	$857,747	$932,069	$857,747	$932,069

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2022 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on February 2, 2023.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.
2.    Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three months and year ended December 31, 2022 is $784 million (2021 - $839 million) and $3,157 million (2021 - $3,022 million).
3.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at December 31, 2022	$3,398,805	$756,478	$4,155,283
Net book value at December 31, 2021	$3,075,198	$610,951	$3,686,149

a)Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction [1]	Ocean Going Vessels	Other	Total
Cost at December 31, 2022	$5,000,999	$1,001,888	$240,867	$140,081	$6,383,835
Accumulated depreciation at December 31, 2022	2,827,870	—	49,310	107,850	2,985,030
Net book value at December 31, 2022	$2,173,129	$1,001,888	$191,557	$32,231	$3,398,805
Cost at December 31, 2021	$4,908,492	$561,860	$240,525	$138,378	$5,849,255
Accumulated depreciation at December 31, 2021	2,628,532	—	37,271	108,254	2,774,057
Net book value at December 31, 2021	$2,279,960	$561,860	$203,254	$30,124	$3,075,198
    1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in cost of Plants Under Construction are $94 million of capitalized interest and finance charges.

METHANEX CORPORATION 2022 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

b)Right-of-use assets:

	Ocean Going Vessels [1]	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at December 31, 2022	$846,977	$286,036	$23,797	$44,904	$1,201,714
Accumulated depreciation at December 31, 2022	245,873	160,163	15,314	23,886	445,236
Net book value at December 31, 2022	$601,104	$125,873	$8,483	$21,018	$756,478
Cost at December 31, 2021	$657,774	$258,743	$23,797	$40,903	$981,217
Accumulated depreciation at December 31, 2021	214,004	125,494	12,850	17,918	370,266
Net book value at December 31, 2021	$443,770	$133,249	$10,947	$22,985	$610,951
    1    Waterfront Shipping entered into four long-term charter hire arrangements for ocean going vessels in 2022.

In Trinidad the Titan plant has remained idled since 2020. The extended outage has been identified as an impairment indicator in our Titan cash generating unit ("Titan CGU"). The impairment test performed on the Titan CGU resulted in no impairment provision recognized as the estimated recoverable value, determined on a fair value less costs of disposal methodology, exceeded the carrying value. The estimated recoverable value was based on an operating period for Titan aligned to natural gas reserves estimates in Trinidad with no terminal value, discounted at an after-tax rate of 16%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Titan CGU recoverable value to be equal to the carrying value:

Key Assumptions	Change Required for Carrying Value to Equal Recoverable Value
Long-term average realized price	18 percent decrease
Production volumes	27 percent decrease
Gas price	21 percent increase
Discount rate (after-tax)	15 percent increase

The sensitivity above has been prepared considering each variable independently. Historically, our natural gas contracts in Trinidad have included terms whereby a change in methanol price results in a change in natural gas price, protecting margins should revenue decrease.
4.    Interest in Atlas joint venture:

a)The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Dec 31 2022	Dec 31 2021
Cash and cash equivalents	$24,420	$12,619
Other current assets	182,103	190,594
Non-current assets	184,373	219,812
Current liabilities	(92,108)	(79,124)
Other long-term liabilities, including current maturities	(107,416)	(120,461)
Net assets at 100%	$191,372	$223,440
Net assets at 63.1%	$120,755	$140,991
Long-term receivable from Atlas	76,328	76,328
Investment in associate	$197,083	$217,319

METHANEX CORPORATION 2022 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

	Three Months Ended		Years Ended
Statements of income	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Revenue	$109,578	$188,188	$532,456	$620,236
Cost of sales and depreciation and amortization	(65,047)	(103,223)	(332,999)	(371,205)
Operating income	44,531	84,965	199,457	249,031
Finance costs, finance income (loss) and other expenses	(1,850)	(2,161)	(9,433)	(10,071)
Income tax expense	(13,214)	(27,927)	(68,093)	(84,059)
Net earnings at 100%	$29,467	$54,877	$121,931	$154,901
Earnings of associate at 63.1%	$18,593	$34,627	$76,938	$97,743

Dividends received from associate	$30,288	$—	$97,174	$74,458

b)Atlas tax assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2016 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.

The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.

During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party represented approximately 10% of Atlas-produced methanol. Atlas had partial relief from corporation income tax until late July 2014.

The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.

The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.

The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.
5. Finance costs:

	Three Months Ended		Years Ended
	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Finance costs	$42,579	$40,102	$167,066	$165,391
Less capitalized interest related to Geismar plant under construction	(11,012)	(6,040)	(36,314)	(20,985)
	$31,567	$34,062	$130,752	$144,406

Finance costs are primarily comprised of interest on the unsecured notes, credit and construction facilities, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.

METHANEX CORPORATION 2022 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

6.    Long-term debt:

As at	Dec 31 2022	Dec 31 2021
Unsecured notes
$300 million at 4.25% due December 1, 2024	$298,836	$298,408
$700 million at 5.125% due October 15, 2027	693,649	692,516
$700 million at 5.25% due December 15, 2029	695,283	694,770
$300 million at 5.65% due December 1, 2044	295,606	295,505
	1,983,374	1,981,199
Other limited recourse debt facilities
5.58% due through June 30, 2031	61,978	65,745
5.35% due through September 30, 2033	70,312	73,836
5.08% due through September 15, 2036	35,849	37,412
Total long-term debt [1]	2,151,513	2,158,192
Less current maturities [1]	(15,133)	(11,775)
	$2,136,380	$2,146,417
1    Long-term debt and current maturities are presented net of deferred financing fees.

The Company has access to a $300 million committed revolving credit facility and a $300 million non-revolving construction facility for the Geismar 3 project, both of which are with a syndicate of highly rated financial institutions. The facilities were entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis, where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,
b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c)a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.
The credit facilities are secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.
Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at December 31, 2022, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2022 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

7.    Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the year ended December 31, 2022, and for the three months and year ended December 31, 2021, and an adjustment was required for the numerator. The cash-settled method was more dilutive for the three months ended December 31, 2022, and no adjustment was required for the numerator. TSARs, if calculated using the equity-settled method, are considered dilutive when the average market price of the Company's common shares during the period disclosed exceeds the exercise price of the TSAR. For the year ended December 31, 2022, and for the three months and year ended December 31, 2021, TSARs were dilutive, resulting in an adjustment to the denominator. For the three months ended December 31, 2022, TSARs were not dilutive, resulting in no adjustment to the denominator.

Stock options are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option. For the three months and year ended December 31, 2022 and 2021 stock options were dilutive, resulting in an adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Numerator for basic net income per common share	$41,032	$200,586	$353,830	$482,358
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	—	(9,658)	(316)	(9,168)
Equity-settled expense	—	(437)	(5,503)	(5,742)
Numerator for diluted net income per common share	$41,032	$190,491	$348,011	$467,448

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Denominator for basic net income per common share	69,680,031	75,536,074	71,422,360	76,039,118
Effect of dilutive stock options	4,508	13,146	10,108	7,028
Effect of dilutive TSARs	—	327,996	245,016	197,631
Denominator for diluted net income per common share	69,684,539	75,877,216	71,677,484	76,243,777

METHANEX CORPORATION 2022 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

8.    Share-based compensation:

a.Share appreciation rights ("SARs"), TSARs and stock options:

(i)Outstanding units:

Information regarding units outstanding at December 31, 2022 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2021	666,256	$45.70	2,380,237	$42.05
Granted	32,730	48.49	266,090	48.49
Exercised	(127,495)	37.20	(225,243)	36.33
Cancelled	(8,200)	57.66	(19,422)	45.63
Expired	(149,237)	55.66	(145,469)	55.82
Outstanding at September 30, 2022	414,054	$44.72	2,256,193	$42.46
Exercised	(1,667)	34.59	(65,334)	34.59
Cancelled	(4,700)	52.27	(2,500)	52.86
Outstanding at December 31, 2022	407,687	$44.67	2,188,359	$42.68

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2021	145,621	$45.25
Granted	5,300	48.49
Exercised	(13,000)	34.59
Expired	(31,590)	55.66
Outstanding at September 30, 2022	106,331	$43.62
Exercised	(3,800)	34.59
Outstanding at December 31, 2022	102,531	$43.96

	Units Outstanding at December 31, 2022			Units Exercisable at December 31, 2022
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $35.51	2.86	123,387	$31.02	91,327	$31.63
$38.79 to $50.17	3.17	161,340	47.03	102,284	48.69
$54.65 to $78.59	2.38	122,960	55.28	122,960	55.28
	2.84	407,687	$44.67	316,571	$46.33
TSARs:
$29.27 to $35.51	3.56	784,886	$30.09	535,876	$30.47
$38.79 to $50.17	4.33	838,663	45.19	351,245	46.72
$54.65 to $78.59	2.66	564,810	56.48	564,810	56.48
	3.62	2,188,359	$42.68	1,451,931	$44.52
Stock options:
$29.27 to $35.51	1.75	39,207	$32.49	34,059	$32.98
$38.79 to $50.17	2.66	36,214	47.76	26,328	49.18
$54.65 to $78.59	2.44	27,110	55.46	27,110	55.46
	2.25	102,531	$43.96	87,497	$44.82

METHANEX CORPORATION 2022 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 11

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2022 was $23.0 million compared to the recorded liability of $22.1 million. The difference between the fair value and the recorded liability is $0.9 million and will be recognized over the weighted average remaining vesting period of approximately 1.4 years. The weighted average fair value was estimated at December 31, 2022 using the Black-Scholes option pricing model.

For the three months and year ended December 31, 2022, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expense of $6.6 million (2021 - a recovery of $11.5 million) and an expense of $1.8 million (2021 - a recovery of $13.5 million), respectively. This included an expense of $6.2 million (2021 - a recovery of $12.3 million) and a recovery of $3.7 million (2021 - a recovery of $20.5 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2022 and 2021 respectively.

b)Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2022 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2021	133,418	332,385	689,688
Granted	18,296	104,810	199,430
Performance factors impact on redemption [1]	—	—	(14,796)
Granted in-lieu of dividends	1,724	3,965	8,277
Redeemed	—	(71,318)	(119,714)
Cancelled	—	(18,854)	(21,485)
Outstanding at September 30, 2022	153,438	350,988	741,400
Granted	1,613	—	—
Granted in-lieu of dividends	710	1,596	3,487
Redeemed	—	(10,721)	—
Cancelled	—	(934)	—
Outstanding at December 31, 2022	155,761	340,929	744,887
1    The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2022.
Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2022 was $55.7 million compared to the recorded liability of $48.3 million. The difference between the fair value and the recorded liability of $7.4 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.

METHANEX CORPORATION 2022 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 12

For the three months and year ended December 31, 2022, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $8.1 million (2021 - a recovery of $4.1 million) and an expense of $13.5 million (2021 - an expense of $12.2 million), respectively. This included an expense of $5.4 million (2021 - a recovery of $6.3 million) and a recovery of $3.4 million (2021 - a recovery of $2.3 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2022 and 2021 respectively.
9.Changes in non-cash working capital:

Changes in non-cash working capital for the three months and years ended December 31, 2022 and 2021 were as follows:

	Three Months Ended		Years Ended
	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Changes in non-cash working capital:
Trade and other receivables	$59,468	$(44,081)	$50,442	$(139,367)
Inventories	(22,258)	(72,948)	19,785	(150,860)
Prepaid expenses	5,061	(1,300)	(2,622)	(2,217)
Trade, other payables and accrued liabilities	(28,097)	95,386	(46,751)	234,998
	14,174	(22,943)	20,854	(57,446)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	25,205	8,212	(3,923)	(31,924)
Changes in non-cash working capital having a cash effect	$39,379	$(14,731)	$16,931	$(89,370)

These changes relate to the following activities:
Operating	$44,780	$(15,974)	$(9,084)	$(83,109)
Financing	(19,721)	(249)	1,771	1,350
Investing	14,320	1,492	24,244	(7,611)
Changes in non-cash working capital	$39,379	$(14,731)	$16,931	$(89,370)

10.Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models with those using market observable inputs classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element is excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income,

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NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 13

reclassified from the statement of other comprehensive income.
Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.
    North American Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar and Medicine Hat. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.

As at	Dec 31 2022	Dec 31 2021
Maturities	2023-2032	2022-2032
Notional quantity [1]	307,900	322,880
Notional quantity per day [1]	50 - 150	50 - 130
Notional amount	$1,014,264	$1,053,917
Net fair value	$316,008	$(3,986)
1    In thousands of Metric Million British Thermal Units (MMBtu)

Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the unaudited consolidated statements of financial position is as follows:

As at	Dec 31 2022	Dec 31 2021
Other current assets	$32,768	$5,905
Other non-current assets	289,979	50,208
Other current liabilities	(317)	(3,961)
Other long-term liabilities	(6,422)	(56,138)
Net fair value	$316,008	$(3,986)
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at December 31, 2022, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 21.1 million euros (December 31, 2021 - 25.8 million euros). The euro contracts had a negative fair value of $1.7 million included in other current liabilities (December 31, 2021 - positive fair value of $0.7 million included in other current assets).

METHANEX CORPORATION 2022 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 14

Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

	Three Months Ended		Years Ended
	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Change in fair value of cash flow hedges	$(713,907)	$(513,246)	$(27,742)	$289,824
Forward element excluded from hedging relationships	678,994	508,804	406,029	(101,401)
	$(34,913)	$(4,442)	$378,287	$188,423
The amounts presented in the table above were previously presented separately in the consolidated statements of comprehensive income, but have been presented on a net basis in the consolidated statements of comprehensive income and disclosed separately in the notes to the consolidated financial statements in the current year to simplify the presentation for the users of the financial statements.

Fair value - Level 2 instruments
The fair value of the Company’s North American natural gas forward contracts and Euro forward exchange contracts are derivative financial instruments determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be minimal.

			Cash inflows (outflows) by term to maturity - undiscounted
	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Natural gas forward contracts assets	$322,747	$401,142	$33,530	$95,509	$97,658	$174,445
Natural gas forward contracts liabilities	(6,739)	(7,455)	(323)	(7,132)	—	—
Euro forward exchange contracts	(1,727)	(1,727)	(1,727)	—	—	—
	$314,281	$391,960	$31,480	$88,377	$97,658	$174,445

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	December 31, 2022
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,168,585	$1,953,932

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the revolving and construction credit facilities are equal to their carrying values. The fair value of the Company’s long term debt will fluctuate until maturity.

Fair value - Egyptian natural gas supply contract (Level 3 instrument)
The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company ("EGAS"), a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant for the remainder of its useful life. The

METHANEX CORPORATION 2022 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 15

terms of this contract were amended during the third quarter of 2022 to redirect and sell the plant's contracted natural gas for a three-month period (Refer to Note 11 - Egypt gas redirection and sale proceeds). The amendment has modified the accounting for the contract resulting in the contract being treated as a derivative measured at fair value.
There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.
At December 31, 2022 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $11.2 million recorded in Other assets (September 30, 2022 - $9.1 million). Changes in fair value of the contract are recognized in Finance income (loss) and other expenses.
The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

	Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Methanol price volatility (before impact of mean reversion)	35%	+/- 5%	$+6/-5 million
Methanol price forecast	$330 - $500 per MT	+/- $25 per MT	$+4/-3 million
Discount rate	8.9%	+/- 1%	$+/-1 million
It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.
11.Egypt gas redirection and sale proceeds:
In the third quarter of 2022, the Company entered into an agreement to redirect and sell the Egypt plant's contracted natural gas during an extended turnaround for a three-month period from late July to late October.
The Company has recognized $116 million ($58 million - attributable to Methanex) in the third quarter of 2022 and $2 million ($1 million - attributable to Methanex) in the fourth quarter of 2022 to redirect and sell the contracted natural gas during the diversion period.

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NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 16

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: February 2, 2023	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel and Corporate Secretary